Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED
2007 MAY 17 A 9:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 13 May 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commis
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

07023588

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
MAY 2 1 2007
THOMSON
FINANCIAL

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Immediate Report*	*02/05/07*	*1*
2.	*Holding(s) in Company*	*06/05/07*	*2*
3.	*Immediate Report*	*06/05/07*	*3*
4.	*Immediate Report*	*09/05/07*	*4*
5.	*Immediate Report*	*13/05/07*	*5*
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			
21.			
22.			

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

Date: May 2, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

Re: Balance Sheet (Assets and Liabilities) of the New York Branch of the Bank Insured by the FDIC

This is to advise that the branch of Bank Hapoalim in New York which is insured by the FDIC has filed its Federal Reserve Bank Call Report for 31st March, 2007 which includes only a balance sheet (assets and liabilities) with the competent authorities in the USA, as usual, on 30th April, 2007. The aforesaid report will appear on the following web sites at such time as may be determined by the Council of the FRB:

The web site of the FDIC the address of which is:
http://www2.fdic.gov/idasp/main.asp
(Company Number 33686).

The web site of the FFIEC the address of which is:
www.ffiec/gov/nicpubweb/nicweb/nichome.aspx
(Company Number 840000).

It should be noted that the regulatory agencies allow amendments to be made to the aforesaid report, where necessary, and certain changes may be made thereto. The aforesaid report, prior to any possible changes, has been filed as required by the rules of reporting applicable in the USA.

This immediate report has been given in the format agreed upon between the Supervision of Banks and the Securities Authority.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ofer Levy Chief Accountant Senior Deputy Managing Director	**Yoram Weissbrem** Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 06/05/2007
Reference: 2007-01-379544

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	255,427,720	20.26	20.26	20.01	20.01
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Joseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	104,185,912	8.26	8.26	8.16	8.16

Explanations:

1. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
2. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration:

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 255,427,720
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported. a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported. a negative value should be stated. i.e. represented by the sign "-".
Remarks:

Name of Holder: *Joseph Dauber.*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *110,282,839*
Change in Quantity of Securities: *-6,096,927*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 77,442,873 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 3

RECEIVED
2007 MAY 17 A 9:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date: May 6, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Further to the report which Bank Hapoalim B.M. (hereinafter: "the Bank") made public on 11th January, 2007, the Bank is pleased to advise as follows:

1. On 2nd May, 2007, the Supervisor of Banks published a regulation according to which the method of calculating the return on equity of a banking corporation in Israel is to be changed.
   Whereas according to the customary method till now, the return on equity was calculated on the basis of the equity capital at the beginning of the year, to which was added the weighted proceeds of capital issues, according to the new regulation which is now in effect, the return on equity will be calculated on the basis of the average capital of the Bank throughout the whole reporting period.
   (The Bank referred to this eventuality in the Board of Directors' Report which forms part of the Annual Report of the Bank for the year 2006, in the chapter "Profit and Profitability", p. 46 of the Annual Report.)

2. The new method of calculating the return on equity leads perforce to the reduction of the return on equity, compared to the calculation according to the method which was in effect till now.

3. As is known, the Bank announced its intention of achieving a return on equity of 16% from regular banking activity in 2007. Such an intention now translates into about 15%, according to the new method of calculation determined by the Supervisor of Banks.

4. The Bank continues to adhere to its original business plan and to its objectives for the year 2007. The change in the return on equity stems solely from the change in the method of calculation, as required by the Supervisor of Banks.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Yacov Rozen Member of the Board of Management - CFO	**Yoram Weissbrem** Secretary of the Bank

057004 10.01 לקד

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 4

Date: May 9, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise, further to the immediate report made public on 14th January, 2007, that on 9th May, 2007 at about 02:30 p.m. the Bank received notice from Arison Holdings (1998) Ltd., which is the controlling party of the Bank (hereinafter: "Arison Holdings"), as follows:

"Further to our notice to you of 14th January, 2007 regarding the agreement for the purchasing the shares of Israel Salt Industries Ltd. (hereinafter: "Salt Industries"), which was subject to the fulfillment of a number of suspensive conditions including obtaining a permit from the Bank of Israel, we are pleased to advise you that on 9th May, 2007, the permit of the Bank of Israel was obtained for the purchase of the shares of Salt Industries, which holds approximately 6% of the shares of Bank Hapoalim B.M. Thus were fulfilled all of the regulatory suspensive conditions in the aforesaid purchase agreement, and upon the fulfillment of the rest of the suspensive conditions, the transaction will be completed and a complementary report will be given regarding the completion thereof."

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Advocate Chief Legal Adviser	**Yoram Weissbrem** Secretary of the Bank

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 5

Date: May 13, 2007
Reference: 802/07

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise, further to immediate reports which it made public on 14th January, 2007 and 9th May, 2007, as follows:

On 13th May, 2007, at 09:00 a.m., the Bank received notice from Arison Holdings (1998) Ltd., which is the controlling party of the Bank, according to which the period for the fulfillment of the suspensive conditions of the agreement for the purchase of the shares of Israel Salt Industries Ltd. by the company Arison Investments Ltd. (hereinafter: "the Purchase Agreement") was to have expired on 15th May, 2007. While all of the regulatory suspensive conditions have been completed (see the immediate report of 9th May 2007), the rest of the suspensive conditions prescribed in the Purchase Agreement have yet to be completed. Accordingly, it has been agreed to extend the period for the fulfillment of the suspensive conditions for an additional period of 30 days from the date fixed therefor in the Purchase Agreement, namely, until 10th June, 2007, this in accordance with the provisions of the Purchase Agreement. Upon the fulfillment of the suspensive conditions, the transaction will be completed and a complementary report will be given regarding the completion thereof.

Yours faithfully,

Bank Hapoalim B.M.

(-) (-)

Ilan Mazur, Advocate
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

END